UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

September 25, 2025

Date of Report (Date of earliest event reported)

BEST SPAC I Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	001-42700	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701, 7/Floor United Building 17-19 Jubilee Street Hong Kong	N/A
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +852 9828 3397

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, with no par value, and one right to receive one-tenth of one Class A ordinary share	BSAAU	The Nasdaq Stock Market LLC
Class A ordinary shares	BSAA	The Nasdaq Stock Market LLC
Rights	BSAAR	The Nasdaq Stock Market LLC

☒	Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01 Entry into Material Definitive Agreement.

On September 25, 2025, BEST SPAC I Acquisition Corp., a British Virgin Islands business company (the “Company” or the “Parent”), entered into a merger agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with (i) HDEducation Group Limited, a Cayman Islands exempted company (“HDE”); (ii) High Distinction Group Limited, a Cayman Islands exempted company and wholly-owned subsidiary of the Parent (the “Purchaser”); and (iii) BEST SPAC I Mini Sub Acquisition Corp., a Cayman Islands exempted company and wholly-owned subsidiary of the Parent (the “Merger Sub”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Merger Agreement.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1, and is incorporated herein by reference, and the description of the Merger Agreement herein is qualified in its entirety by reference thereto.

Reincorporation Merger

Upon the closing of the transactions contemplated in the Merger Agreement, the Parent will be merged with and into the Purchaser, the separate corporate existence of the Parent will cease and Purchaser will continue as the surviving corporation (the “Reincorporation Merger”). The Merger Sub shall become a wholly owned subsidiary of the Purchaser as a consequence of the Reincorporation Merger. In connection with the Reincorporation Merger, each of the Parent’s issued and outstanding shares will be converted into an equivalent share of Purchaser:

●	At the Reincorporation Effective Time, each Parent Class B Ordinary Share shall be converted automatically into one corresponding Parent Class A Ordinary Share (“Conversion of Parent Class B Ordinary Shares”);

●	At the Reincorporation Effective Time, each issued and outstanding Parent’s unit shall be separated automatically into its constituent securities (e.g., one Parent Unit into one Parent Class A Ordinary Share and one Parent Right) (“Separation of Parent Units”), as applicable;

●	At the Reincorporation Effective Time and after the Conversion of Parent Class B Ordinary Shares, each Parent Class A Ordinary Share will be converted automatically into one corresponding Purchaser Class A Ordinary Share (“Conversion of Parent Ordinary Shares”);

●	At the Reincorporation Effective Time and after both (i) the Separation of Parent Units and (ii) the Conversion of Parent Ordinary Shares, each Parent Right shall be converted automatically into one-tenth (1/10) of one Parent Class A Ordinary Share (rounded down to the nearest whole share), which shall be converted automatically into Purchaser Class A Ordinary Shares at the Reincorporation Effective Time;

●	At the Reincorporation Effective Time, every Purchaser Ordinary Share issued and outstanding immediately prior to the Reincorporation Effective Time shall cease to be issued and shall be automatically cancelled and retired and shall cease to exist.

Acquisition Merger and Acquisition Consideration

Within two Business Days following the Reincorporation Merger, the Merger Sub will merge with and into HDE (the “Acquisition Merger” and together with the Reincorporation Merger, the “Business Combination”). Following the Acquisition Merger, the separate corporate existence of Merger Sub shall cease, and HDE shall continue as the surviving company in the Acquisition Merger (the “Surviving Corporation”) under the laws of the Cayman Islands.

Pursuant to the terms of the Merger Agreement, the aggregate consideration to be paid to existing shareholders and holders of equity awards of HDE is $300,000,000, which will be paid entirely in stock, comprised of newly issued Purchaser Class A Ordinary Shares and Purchaser Class B Ordinary Shares valued at $10.00 per share, plus such Additional Shares of Purchaser Class A Ordinary Shares as determined pursuant to the Merger Agreement. Such Additional Shares may be issued to any investor in exchange for cash, and shall equal US$300,000,000 divided by the amount of the pre-money valuation of HDE as agreed upon by the Parent, HDE and the additional investors, multiplied by the Additional Invested Amount, then divided by $10.00. Certain shareholders and holders of equity awards of HDE (the “Earnout Shareholders”) shall have the right to receive an aggregate of up to an additional 2,000,000 Purchaser Ordinary Shares (subject to equitable adjustment), which shall vest from and after one month after the Closing Date until the date that is two years from the Closing Date, if the volume weighted average price of the Purchaser Ordinary Shares over any twenty (20) Trading Days within any thirty (30) Trading Day period is greater than or equal to $15.00.

Upon the effectiveness of the Acquisition Merger, all issued and outstanding ordinary shares of HDE will be cancelled and automatically converted into the right to receive, without interest, the applicable number and class of the ordinary shares of the Purchaser.

Representations and Warranties

In the Merger Agreement, HDE (together with its Subsidiaries, the “Target Group”) makes certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things: (a) proper corporate existence and power of the Target Group; (b) authorization, execution, delivery and enforceability of the Merger Agreement, each Additional Agreement to which it is a party, and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement and Additional Agreements thereto; (d) absence of conflicts; (e) capital structure; (f) accuracy of charter documents and corporate records; (g) list of all assumed or “doing business as” names used by the Target Group; (h) accuracy of the list of each subsidiary of HDE; (i) consents; (j) financial information; (k) books and records, and accuracy, completeness and authenticity of contracts, documents and other papers; (l) absence of certain changes or events; (m) title to assets and properties; (n) material litigations; (o) material contracts; (p) licenses and permits; (q) cybersecurity and compliance with laws; (r) ownership of intellectual property; (s) suppliers; (t) accounts receivable and payable and loans; (u) no pre-payments, (v) employees; (w) employment matters; (x) real property; (y) tax matters; (z) environmental matters; (aa) finders’ fees; (bb) powers of attorney and suretyships; (cc) directors and officers; (dd) certain business practices; (ee) compliance with sanctions and anti-money laundering laws; (ff) that HDE is not an investment company; (gg) related party agreements; (hh) no governmental contracts; (ii) insurance policies; and (jj) other information.

In the Merger Agreement, Parent, Purchaser and Merger Sub (collectively, the “Purchaser Parties”) make certain representations and warranties relating to, among other things: (a) proper corporate existence and power; (b) authorization, execution, delivery and enforceability of the Merger Agreement, each Additional Agreement to which it is a party; (c) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement and each Additional Agreement; (d) absence of conflicts; (e) finders’ fees; (f) issuance of shares; (g) capital structure; (h) information supplied; (i) trust account; (j) Nasdaq Stock Market listing; (k) board approval; (l) SEC filing requirements and financial statements; (m) litigation; (n) compliance with laws; (o) compliance with anti-money laundering laws; (p) that the Company is not an investment company; and (q) tax matters.

Conduct Prior to Closing; Covenants Pending Closing

Each of the Target Group and Purchaser Parties has agreed to, and cause its subsidiaries to, operate its respective business in the ordinary course, consistent with past practices, prior to the closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party.

The Merger Agreement also contains covenants providing for:

●	The Purchaser Parties and the Target Group providing access to their books and records and providing information relating to their respective business to the other party, its legal counsel and other representatives;

●	Each party promptly notifying the other party of certain events;

●	SEC filings and cooperation in making certain filings with the SEC;

●	HDE delivering its financial statements;

●	Disbursement of funds in the trust account;

●	Directors’ and officers’ indemnification;

●	No trading of any securities of the Parent; and

●	HDE to cause its tax counsel to determine whether the Acquisition Merger is expected to qualify for the Acquisition Intended Tax Treatment.

Covenants

The Target Group makes covenants relating to, among other things: (a) reporting of taxes and compliance with laws; (b) consents; (c) commercially reasonable efforts to keep current and timely file all necessary documents required by the CSRC; (d) ODI filings and SAFE registration; (e) issuance of shares; (f) annual and interim financial statements; (g) employees; (h) obtaining required shareholder approval within five business days of registration statement effectiveness; (i) preparation of a purchaser incentive plan prior to the preliminary proxy statement/registration statement filing; (j) issuance of shares under convertible agreements; (k) covenant not to sue; and (l) provision of additional information.

Each party further makes covenants relating to, among other things: (a) commercially reasonable efforts to consummate the transactions contemplated in the Merger Agreement; (b) tax matters; (c) settlement and reimbursement of expenses; (d) compliance with SPAC agreements; (e) filing with the SEC a registration statement; (f) confidentiality; and (g) commercially reasonable efforts to complete applicable filings pursuant to CSRC Trail Rules. The Purchaser Parties further makes a covenant to use commercially reasonable efforts to ensure the Parent remains listed on Nasdaq prior to the Closing Date.

General Conditions to Closing

Consummation of the transactions contemplated by the Merger Agreement will be conditioned on, among other things, (i) no provisions of any applicable law, and no order shall prohibit or prevent the consummation of the closing; (ii) there shall not be any action brought by a third party that is not an affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the closing; (iii) the Reincorporation Merger shall have been consummated and the applicable certificates, the BRPM and the CRPM shall have been filed in the appropriate jurisdictions; (iv) the SEC shall have declared the registration statement effective, and no stop order suspending the effectiveness of the registration statement or any part thereof shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn; (v) the Required Parent Shareholder Approval having been obtained; and (vi) the Merger Agreement, the Plan of Merger and the transactions contemplated hereby and thereby, shall have been duly authorized and approved respectively by the shareholders of HDE.

Purchaser Parties’ Conditions to Closing

The obligations of Purchaser Parties to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, will be conditioned upon each of the following, among other things:

●	The Target Group shall have duly performed all of the obligations required to be performed by it at or prior to the Closing Date in all material respects;

●	The representations and warranties of the Target Group being true on and as of the date of the Merger Agreement and closing date of the transactions except would not be expected to have a Material Adverse Effect;

●	There having been no Material Adverse Effect to the Target Group;

●	The Target Group having obtained all necessary consents, and no such consent shall have been revoked;

●	The Purchaser Parties receiving a certificate signed by an authorised officer of HDE;

●	The Purchaser Parties receiving a copy of the memorandum and articles of association of HDE as in effect as of the Closing Date, a copy of the certificate of incorporation of HDE, copies of HDE’s resolutions authorizing the Merger Agreement and the transactions contemplated hereby, and a recent certificate of good standing regarding HDE from the jurisdiction in which HDE is incorporated;

●	The Purchaser Parties receiving copies of all government approvals, if any;

●	HDE’s key personnel having executed the employment agreements;

●	The Purchaser Parties receiving a Company Disclosure Schedule updated (if applicable) as of the Closing Date;

●	The Purchaser Parties receiving copies of executed opinions from HDE’s Cayman Islands counsel and PRC counsel in form and substance reasonably satisfactory to the Purchaser Parties, addressed to the Purchaser Parties as of the Closing Date;

●	The Purchaser Parties receiving a copy of each of the additional agreements to which HDE is a party duly executed by HDE;

●	The Purchaser Parties receiving a copy of each of the Additional Agreements, duly executed by all parties thereto, other than Parent, Purchaser, Merger Sub or HDE;

●	HDE shall have issued Company Shares to ODI Shareholders pursuant to ODI Share Subscription Agreements;

●	The ODI Shareholders shall have completed the ODI Filing, and the Purchaser Parties receiving ODI registration certificates and filings proofs issued by competent authorities evidencing the completion of the ODI filing; and

●	HDE to acknowledge in writing of its succession of existing indemnification agreements and other agreements entered by the Purchaser Parties and the D&O Indemnified Parties.

HDE’s Conditions to Closing

The obligations of HDE to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, will be conditioned upon each of the following, among other things:

●	Purchaser Parties shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects;

●	The representations and warranties of Purchaser Parties being true on and as of the date of the Merger Agreement and closing date of the transactions except as would not be expected to have a material adverse effect;

●	There having been no material adverse effect to Purchaser Parties;

●	HDE receiving a certificate signed by an authorized officer of Purchaser Parties;

●	Purchaser Parties materially complying with the reporting requirements under the applicable Securities Act and Exchange Act;

●	Purchaser Parties executing and delivering to HDE each Additional Agreement to which any of them is a party;

●	The Parent Shares Redemptions shall have been completed;

●	The directors designated by HDE shall have been appointed to the board of directors of the Reincorporation Surviving Corporation, effective as of the Closing; and

●	The Purchaser Ordinary Shares to be issued in connection with the Closing shall be conditionally approved for listing upon the Closing on Nasdaq, subject only to official notice of issuance thereof.

Termination

The Merger Agreement may be terminated by:

●	mutual agreement of Purchaser Parties and HDE at anytime prior to the Closing Date;

●	the Purchaser Parties or HDE, without liability to the other party, if the required audited financial statements have not been delivered by December 31, 2025;

●	the Purchaser Parties or the HDE if the Closing has not occurred by the earlier of June 13, 2027 and the commencement of Parent’s liquidation;

●	either party, in the event that the transaction is rejected by the CSRC pursuant to the CSRC Trial Rules;

●

either party, in the event that any authority in the U.S. or applicable non-U.S. jurisdiction has issued a final and non-appealable injunction or order making the Transactions, including the Reincorporation Merger and the Acquisition Merger, illegal or prohibiting their consummation;

●	the Purchaser Parties prior to the closing, if the Target shall have materially breached or failed to perform or comply with any representation, warranty, agreement or covenant contained in the Merger Agreement and such breach or failure to perform or comply has not been cured within fifteen (15) business days following the date that the Target Group is notified in writing of such breach or failure to perform or comply; or

●	HDE prior to the closing, if the Purchaser Parties shall have materially breached or failed to perform or comply with any representation, warranty, agreement or covenant contained in the Merger Agreement and such breach or failure has not been cured within fifteen (15) business days following the date that the Purchaser Parties are notified in writing of such breach or failure to perform or comply.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and incorporated by reference. The foregoing summary of the terms of the Merger Agreement is subject to, and qualified in its entirety, by such document.

Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, Best SPAC I (Holdings) Corp. (the “Sponsor”), HDE, the Purchaser, the Company and certain shareholders of HDE (the “Supporting Shareholders”) entered into a voting and support agreement (the “Voting and Support Agreement”) pursuant to which the Supporting Shareholders and the Sponsor have agreed, among other things, to vote in favor of the Reincorporation Merger or the Acquisition Merger, as the case may be, the adoption of the Merger Agreement and any other matters necessary or reasonably requested by HDE, the Purchaser or the Company for consummation of the Reincorporation Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement.

In addition, the Supporting Shareholders have agreed not to sell, assign, encumber, pledge, hypothecate, dispose, loan or otherwise transfer the shares of the Company or HDE, as applicable, owned of record and beneficially by such Supporting Shareholder or over which such Supporting Shareholder has voting power, prior to the earlier to occur of (a) the Acquisition Merger becoming effective, (b) the termination of the Merger Agreement, and (c) written agreement of the Supporting Shareholders and the Parent and Purchaser.

A copy of the Voting and Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1, and is incorporated herein by reference, and the foregoing description of the Support Agreement is qualified in its entirety by reference thereto.

Additional Agreements to be Executed at Closing

The Merger Agreement provides that, upon consummation of the transactions, the parties will enter into the following additional agreements.

Amended and Restated Registration Rights Agreement

At the closing, the Purchaser will enter into a registration rights agreement (the “Registration Rights Agreement”) with certain shareholders of HDE and the Company with respect to the shares of the Purchaser issued or issuable in connection with the Business Combination. Either the holders of a majority-in-interest of the registrable securities or the Sponsor have no more than three (3) demand registration rights for its registrable securities. The Registration Rights Agreement provides certain demand registration rights and piggyback registration rights to such shareholders, subject to underwriter cutbacks and issuer blackout periods. The Purchaser will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

A copy of the form of Registration Rights Agreement is filed with this Current Report on Form 8-K as Exhibit 10.2, and is incorporated herein by reference, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Lock-up Agreement

At the closing, the Sponsor and certain shareholders of HDE will enter into a lock-up agreement (the “Lock-Up Agreement”) with the Purchaser, pursuant to which the Sponsor and such shareholders will agree, subject to certain customary exceptions, not to transfer, offer, sell, contract to sell, pledge or otherwise dispose of any ordinary shares of the Company, HDE and the Purchaser, and the shares of the Purchaser that such shares will be converted into in connection with the Business Combination, in each case, held by, or beneficially owned by, the Sponsor or such shareholders immediately after the Closing, for a period of 180 days after the Closing.

The lock-up shares will be subject to early release from lock-up if the closing price of the Purchaser Class A Ordinary Shares on Nasdaq Stock Market for any twenty (20) trading days within any thirty (30) trading day period is greater than or equal to $12.00 (or $17.00 for the earnout shares), as applicable (as adjusted for share splits, share capitalization, subdivisions, reorganization, recapitalization and other similar arrangements).

A copy of the form of Lock-Up Agreement is filed with this Current Report on Form 8-K as Exhibit 10.3, and is incorporated herein by reference, and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference thereto.

Additional Information and Where to Find It

The proposed Transactions will be submitted to shareholders of the Company for their consideration and approval. The Company and HDE intend to jointly file a registration statement (the “Registration Statement”) with the SEC which will include a preliminary proxy statement in connection with the Company’s solicitation for proxies for the vote by the Company’s shareholders in connection with the proposed Transactions and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of the securities to be issued to HDE’s shareholders in connection with the completion of the proposed Transactions. After the Registration Statement is filed and declared effective, the Company will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Transactions. The Company’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with the Company’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed Transactions, because these documents will contain important information about the Company, HDE and the proposed Transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed Transactions and other documents filed with the SEC by the Company, without charge, at the SEC’s website located at www.sec.gov or by directing a request to the Company.

Participants in the Solicitation

The Company, HDE and their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from the Company’s shareholders in connection with the proposed Transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of the Company’s shareholders in connection with the proposed Transactions will be set forth in the proxy statement/prospectus to be filed with the SEC in connection with the Transactions. You can find more information about the Company’s directors and executive officers in the Company’s final prospectus related to its initial public offering dated June 12, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

Certain statements made in this Current Report are forward-looking statements. When used in this Current Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability of the Company and HDE to consummate the Business Combination within the time provided in the Company’s amended and restated memorandum and articles of association; performance of HDE’s business; the risk that the approval of the shareholders of the Company for the Business Combination is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the Business Combination; the level of redemptions made by the Company’s shareholders and its impact on the amount of funds available in the Company’s trust account to complete the Business Combination; risks relating to the combined company’s sources of cash and cash resources; risks relating to the combined company’s ability to manage future growth; the effects of competition on the combined company’s future business; the outcome of any potential litigation, government and regulatory proceedings, any investigations and inquiries involving the parties to the transactions; the impact of pandemics, global conflicts, the global economic status or tariffs on HDE’s or the combined company’s business; and those factors discussed in the Company’s final prospectus related to its initial public offering dated June 12, 2025, under the heading “Risk Factors” and other documents of the Company filed, or to be filed, with the SEC. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This report shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of any business combination. This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description
2.1*	Merger Agreement dated September 25, 2025 by and among BEST SPAC I Acquisition Corp., High Distinction Group Limited, BEST SPAC I Mini Sub Acquisition Corp., and HDEDUCATION GROUP LIMITED.
10.1*	Voting and Support Agreement, dated September 25, 2025 by and among BEST SPAC I Acquisition Corp., High Distinction Group Limited and the Supporting Shareholders.
10.2*	Form of Amended and Restated Registration Rights Agreement
10.3*	Form of Lock-Up Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEST SPAC I ACQUISITION CORP.

Dated: September 26, 2025	By:	/s/ Xiangge Liu
	Name:	Xiangge Liu
	Title:	Chief Executive Officer and Chief Financial Officer